Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian have filed a preliminary proxy statement/prospectus and will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A TRANSCRIPT OF A PRERECORDED VOICE MESSAGE FROM GREGORY D. BRENNEMAN MADE AVAILABLE TO EMPLOYEES OF HAWAIIAN AND ALOHA FOR THE WEEK OF FEBRUARY 18, 2002.

Hi, this is Greg with the voicemail update for the week of February 18th. This past week was a busy one. I met with the Air Cargo Association of Hawaii to let them know cargo is an important part of our go forward business plan. In addition we've been touring their businesses to get a better sense of their operations. Night time freighters are important to them and given the available options it's very likely we'll keep and fuel all freighter 737-200s in our fleet. They have an outstanding leader in Brian Suzuki and I appreciate his feedback. We also released a lot of information on the merger through the SEC in a statement known as the S-4 or proxy. We'll be continually filing information with the SEC and I encourage you to go to their website to make sure you stay fully informed. I'll ask both Aloha and Hawaiian to print the website in their communications to you. Key points in the S-4 include that combined Aloha and Hawaiian lost approximately $270,000 per day in the fourth quarter. This is clearly not a great time for our airline or a good time for our industry. Two, break even load factors for our interisland business were above 80% in the fourth quarter. Given that neither carrier has had load factors anywhere close to 80% in recent history, our merger is the only way to fix the broken interisland business. I also very much enjoyed having lunch with the cross-section of Hawaiian employees. I look forward to more lunches in the future. This week I'll be visiting Kona, speaking to MBA students at UH and business leaders in Oahu and spending time with the State Attorney General and the Department of Justice. In addition, we'll continue to work on the route plan, fleet plan, marketing plan, systems plan, operations plan for our new airline. As always we're spending the bulk of our time planning the integration of employee groups in as fair a manner as possible. We will work to treat you all with dignity and respect. The Q & A for this hotline is complete and should be distributed by Aloha and Hawaiian this week. I'm proud to be on your team.